Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113696

PROSPECTUS

8,327,755 SHARES

GLOBAL PAYMENTS INC.

COMMON STOCK

This prospectus relates to the proposed offer and sale of an aggregate of up to 8,327,755 shares of common stock of Global Payments Inc., which are held by Canadian Imperial Bank of Commerce, or CIBC, through its wholly owned subsidiary CIBC Investments Limited, who is referred to in this prospectus as the selling shareholder.

We will not receive any proceeds from the sale of the shares by the selling shareholder. We will pay the expenses of registration of the shares.

Our common stock is listed on the NYSE under the symbol “GPN.” On March 11, 2004, the per share closing price of our common stock on the NYSE was $43.61. You should obtain current information as to the market price of our common stock before you invest.

Investing in our common stock involves risks. See “ Risk Factors” on pages 3-7 of this prospectus, in any document incorporated by reference, and in any accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2004.

SUMMARY

References in this Prospectus to “Global Payments,” “we,” “our,” or “us” refer to Global Payments Inc., a Georgia corporation, and its consolidated subsidiaries and not to the selling shareholder.

Global Payments Inc.

We are an integrated provider of high volume electronic transaction processing and value-added end-to-end information services and systems to merchants, multinational corporations, financial institutions, and government agencies. We also provide consumer-to-consumer electronic money transfer services through our recent acquisition of Latin America Money Services and its primary operating subsidiary, DolEx Dollar Express, Inc. Including our time as part of National Data Corporation, now known as NDCHealth Corporation, or NDCHealth, we have provided transaction processing services since 1968. During that period, we have expanded our business to include debit card, business-to-business purchasing card, check guarantee, check verification and recovery, and terminal management services, which we collectively include as a component of our merchant service offerings. In addition, we provide funds transfer services to domestic and international financial institutions, corporations, and government agencies in the United States, Canada, and Europe, as well as consumer-to-consumer electronic money transfer services to Latino/Hispanic communities living in the United States and their Latin American beneficiaries abroad. We were incorporated in Georgia as Global Payments Inc. in September 2000.

On November 12, 2003, we acquired Latin America Money Services, LLC, or LAMS, a holding company which directly owns all of the outstanding equity of DolEx Dollar Express, Inc., or DolEx, and indirectly owns all of the outstanding equity of DolEx Envios S.A. de C.V., a Mexican corporation. Following the transaction, DolEx became our wholly-owned, indirect subsidiary. The purchase price was $192 million. The purchase price was financed under our then existing line of credit, cash on hand, and notes payable. Founded in 1996, DolEx is a leading provider of consumer-to-consumer electronic money transfer services to the Latino/Hispanic community living in the U.S. and their Latin American families abroad. DolEx provides services that allow customers to send money from its network of retail branches in the U.S. to beneficiaries in Latin America. The company has its headquarters in Arlington, Texas, operates hundreds of branches across the U.S. in areas with large Latino/Hispanic populations, and has settlement arrangements with thousands of banks, exchange houses, and retail locations in Latin America.

On February 18, 2004, PGT Capital s.r.o., a Czech limited liability company and our indirect, wholly-owned subsidiary, acquired 52.6% of the outstanding shares of MUZO, a.s., from Komerční banka, a.s., or KB, for $34.7 million in cash. The transaction was financed using proceeds of our recently announced $350 million credit facility. MUZO’s shares are publicly traded over-the-counter on the RM System in Prague under the symbol BAAMUZO. According to MUZO’s public filings, MUZO is the largest indirect payment processor in the Czech Republic holding approximately 50 percent of the market share. Based in Prague, MUZO has served financial institutions since 1992 with a comprehensive package of payment services including credit and debit card transaction processing, sales, installation and servicing of ATM and POS terminals, as well as card issuing services, such as card database management and card personalization. On or prior to April 18, 2004 and pursuant to Czech law, we intend to announce a public tender offer for the remaining shares of MUZO.

The address of our principal executive offices is 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328. Our telephone number is (770) 829-8234.

The Offering

Common Stock offered by the selling shareholder	8,327,755 shares

Use of Proceeds	We will not receive any of the proceeds from the offering.

New York Stock Exchange Symbol	GPN

Where You Can Find More Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy such reports, proxy statements, information statements and obtain other information from the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the operation of the Public Reference Room. The Commission maintains an Internet site at www.sec.gov where reports, proxy and information statements, and other information regarding issuers that file electronically, including us, may be found.

This prospectus is part of a registration statement that we filed with the SEC and omits certain information contained in the registration statement as permitted by the SEC. Additional information regarding us and our common stock is contained in the registration statement on Form S-3 (of which this prospectus forms a part), including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the street address or Internet site listed above.

RISK FACTORS

Our revenues from the sale of services to merchants that accept VISA cards and MasterCard cards are dependent upon our continued VISA and MasterCard certification and financial institution sponsorship.

In order to provide our transaction processing services, we must be designated a certified processor by, and be a member service provider of, MasterCard and an independent sales organization of VISA. These designations are dependent upon our being sponsored by member clearing banks of both organizations and our continuing adherence to the standards of the VISA and MasterCard associations. The member financial institutions of VISA and MasterCard, some of which are our competitors, set the standards with which we must comply. If we fail to comply with these standards, our designation as a certified processor, a member service provider or as an independent sales organization could be suspended or terminated. The termination of our member service provider status or our status as a certified processor, or any changes in the VISA and MasterCard rules that prevent our registration or otherwise limit our ability to provide transaction processing and marketing services for the VISA or MasterCard organizations would most likely result in the loss of merchant customers and lead to a reduction in our revenues.

Loss of key Independent Sales Organizations or ISO’s could reduce our revenue growth.

Our ISO sales channel, which purchases and resells our end-to-end services to its own portfolio of merchant customers, is a strong contributor to our revenue growth. If an ISO switches to another transaction processor, we will no longer receive new merchant referrals from the ISO. In addition, we risk losing existing merchants that were originally enrolled by the ISO. Consequently, if a key ISO switches to another transaction processor, our revenues and earnings could be negatively affected.

With significant operations in Canada and our recent entry into the consumer electronic money transfer market from the U.S. to the Latin American corridor, we are exposed to significant foreign currency risks. We are also subject to risks from our variable rate credit facility with CIBC that could reduce our earnings and significantly increase our cost of capital.

As a result of acquiring the assets of CIBC’s merchant acquiring business and National Bank’s merchant acquiring business, we have significant operations in Canada which are denominated in Canadian dollars. The repatriation of our earnings from Canada will subject us to the risk that currency exchange rates between Canada and the United States will fluctuate, resulting in a loss of some of our earnings when such earnings are exchanged into U.S. dollars.

In addition, our consumer money transfer operations subject us to foreign currency exchange risks as our customers deposit U.S. dollars at our branch and agent locations in the United States and we deliver funds denominated in the home country currencies to beneficiaries in Mexico and other Latin American countries.

Additionally, our credit facility with CIBC carries an interest rate based on Canadian Dollar LIBOR (C$LIBOR). This rate will fluctuate with market rates, and if it increases, our cost of capital will also increase which will reduce our earnings from operations. The credit facility was scheduled to expire on February 27, 2004 but its expiration date was subsequently extended until April 30, 2004. The credit facility is renewable only at the consent of CIBC. Should CIBC choose not to renew the credit facility, we will have to find alternative financing or fund the Canadian merchants ourselves. We are currently negotiating the syndication of this facility among CIBC and a group of U.S. lenders and expect to receive future monthly extensions until we complete the syndication. We expect to complete the syndication by the end of the fourth quarter of fiscal 2004 and expect that the credit facility will have a minimum term of 364 days and will be renewable annually. Alternative financing may carry a higher interest rate which would reduce our earnings from operations. We may not have the cash flow necessary to fund the Canadian merchants ourselves, and we may lose those customers as a result.

Some of our competitors are larger and have greater financial and operational resources than we do which may give them an advantage in our market in terms of the price offered to our customers or our ability to develop new technologies.

We operate in the electronic payments and money transfer industries. Our primary competitors in this industry include other independent processors and electronic money transmitters, as well as certain major national and regional banks, financial institutions and independent sales organizations. According to industry reports such as The Nilson Report, First Data Corporation and its affiliates is our largest competitor in both the electronic payments and money transfer industries. First Data and others who are larger than we are, have greater financial and operational resources than we have. This may allow them to offer better pricing terms to customers in the industry, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues. In addition, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies, including Internet payment processing services that provide improved operating functionality and features to their product and service offerings. If successful, their development efforts could render our product and services offerings less desirable to customers, again resulting in the loss of customers or a reduction in the price we could demand for our offerings.

We are subject to the business cycles and credit risk of our merchant customers.

A recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings resulting in lower revenues and profits for us. Our merchants have the liability for any charges properly reversed by the cardholder. In the event, however, that we are not able to collect such amounts from the merchants, due to merchant fraud, insolvency, bankruptcy or another reason, we may be liable for any such charges. Any risks associated with an unexpected recessionary economy that we could not mitigate may result in lower profits and revenues and earnings for us.

In order to remain competitive and to continue to increase our revenues, we must continually update our products and services, a process which could result in increased research and development costs in excess of historical levels and the loss of revenues and customers if the new products and services do not perform as intended or are not accepted in the marketplace.

The electronic payments and consumer money transfer markets in which we compete include a wide range of products and services including electronic transaction processing, consumer money transfer, reporting on transactions and other customer support services. These markets are characterized by technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in a number of research and development projects. These projects carry the risks associated with any research and development effort, including cost overruns, delays in delivery and performance problems, but in the electronic payments and consumer money transfer markets these risks are even more acute. Our markets are constantly experiencing rapid technological change. Any delay in the delivery of new products or services could render them less desirable by our customers, or possibly even obsolete. In addition, the products and services we deliver to the electronic payments and consumer money transfer markets are designed to process very complex transactions and deliver reports and other information on those transactions, all at very high volumes and processing speeds. Any performance issue that arises with a new product or service could result in significant processing or reporting errors. As a result of these factors, our research and development efforts could result in increased costs that could reduce our operating profit, a loss of revenue if promised new products are not timely delivered to our customers, or a loss of revenue or possible claims for damages if new products and services do not perform as anticipated.

Security breaches or system failures could harm our reputation and adversely affect future profits.

We collect personal consumer data, such as names, credit and debit account numbers, checking account numbers, and payment history records. We process that data, and deliver our products and services, by utilizing computer systems and telecommunications networks operated both by us and by third party service providers. Although plans and procedures are in place to protect our sensitive data and to prevent failure of, and to provide backup for, our systems, we cannot be certain that our measures will be successful. A security breach or other misuse of our data, or failures of key operating systems and their back-ups, could harm our reputation and deter customers from using our products and services, increase our operating expenses in order to correct the breaches or failures, or expose us to unbudgeted or uninsured liability.

Reduced levels of consumer spending can adversely affect our revenues.

A significant portion of our revenues is derived from fees from processing consumer credit card and debit card transactions. While consumer spending in the U.S. may be recovering, continued sluggishness of the U.S. economy or recession in the international economies where we do business could negatively impact consumer spending and adversely affect our revenues and earnings.

Changes in state, federal and foreign laws and regulations affecting the consumer electronic money transfer industry might make it more difficult for our customers to initiate money transfers which would adversely affect our revenues.

If state, federal or foreign authorities adopt new legislation or impose new regulations that make it more difficult for our customers to initiate or their beneficiaries to receive electronic money transfers, then our revenues may be negatively affected.

Changes in immigration patterns can adversely affect our revenues from consumer electronic money transfers.

Our consumer electronic money transfer business primarily focuses on customers who immigrate to the United States from Latin American countries in order to find higher paying jobs and then send a portion of their earnings to family members in Latin America. Any changes in federal policies toward immigration may negatively affect the number of immigrants in the United States, which may reduce our customer base and the corresponding revenues related thereto.

In order for us to continue to grow and increase our profitability, we must continue to expand our share of the existing electronic payments market and also expand into new markets.

Our future growth and profitability depends upon our continued expansion within the electronic payments markets in which we currently operate, the further expansion of these markets, the emergence of other markets for electronic transaction processing, including internet payment systems, and our ability to penetrate these markets. As part of our strategy to achieve this expansion, we are continually looking for acquisition opportunities, investments and alliance relationships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We may not be able to successfully identify suitable acquisition, investment and alliance candidates in the future, and if we do, they may not provide us with the benefits we anticipated. Once completed, investments and alliances may not realize the value that we expect.

Our expansion into new markets is also dependent upon our ability to apply our existing technology or to develop new applications to meet the particular service needs of each new payment services market. We may not have adequate financial and technological resources to develop products and distribution channels that will satisfy the demands of these new markets. If we fail to expand into new and existing electronic payments markets, we may not be able to continue to grow our revenues and earnings.

As a result of the ownership by the Canadian Imperial Bank of Commerce, or CIBC, of approximately 22% of our common stock, certain banking regulations limit the types of business in which we can engage.

As a result of CIBC’s ownership of approximately 22% of our common stock and in order not to jeopardize CIBC’s investment in us, we are subject to the same restrictions on our business activities as are applicable to CIBC. As a general matter, we are able to operate our merchant service and funds transfer businesses as we have historically, but our ability to expand into unrelated businesses may be limited unless they are activities permitted under the Bank Holding Company Act or permitted by the Federal Reserve Board (the primary U.S. federal regulator for CIBC and its U.S.-based subsidiaries). Under U.S. banking law, CIBC may hold more than 5% of the outstanding voting shares of a company only if the company engages in activities that are permissible for CIBC. These restrictions are contained in the Bank Holding Company Act, as recently amended by the Gramm-Leach-Bliley Act. The restrictions on our business activities would also apply to any investments or alliances that we might consider.

The Bank Holding Company Act limits CIBC, its subsidiaries, and the companies in which CIBC holds more than 5% of the outstanding voting shares to activities that are closely related to the business of banking. Under the Gramm-Leach-Bliley amendments, certain well-managed and well-capitalized companies may elect to be treated as “financial holding companies,” and may thus also engage in certain financial activities such as insurance and securities underwriting. CIBC has elected to be a financial holding company. If CIBC ever fails to maintain its status as a financial holding company, they and we would lose the benefit of the expanded activities provided by the Gramm-Leach-Bliley amendments and may have to divest certain businesses or investments.

If CIBC were to own 25% or more of our common shares, were to control the election of a majority of our directors, were deemed by the Federal Reserve Board to exercise a controlling influence over us, or were able to condition certain transfers of more than 25% or our common stock, we would be treated as a subsidiary of CIBC. In that event, we would be subject to the same activities limitations and would directly be subject to examinations by and regulatory requirements of the Federal Reserve Board.

Additionally, CIBC is subject to Canadian banking regulations, specifically the Bank Act (Canada), which among other things limits the types of business which CIBC may conduct, directly or indirectly, and the types of investments which CIBC may make. CIBC’s shareholding in our company is currently permitted under the Bank Act. The Bank Act, except as we have discussed, does not otherwise apply to us.

If we undertake businesses inconsistent with the businesses in which CIBC is permitted to hold an interest, CIBC may be required, pursuant to the provisions of the Bank Act, to dispose of its shares prior to the expiration of the restrictions on re-sale that we have negotiated with CIBC.

We have agreed with CIBC, in effect, that we will not undertake any business inconsistent with the applicable provisions of the Bank Act. Our ability to expand into other businesses will be governed by this undertaking and the applicable provisions of Canadian banking legislation at the relevant time. For a more complete discussion of the banking regulations we are subject to please see “Business—Banking Regulations” in our Annual Report on Form 10-K.

We are dependent on NDCHealth Corporation, or NDCHealth, for the provision of critical telecommunications services, network systems and other related services for the operation of our business, and the failure of NDCHealth to provide those services in a satisfactory manner could affect our relationships with customers and our financial performance.

Under the terms of the inter-company systems/network services agreement between NDCHealth and us, NDCHealth provides us with a continuation of the telecommunication services from the carriers who have and will continue to provide telecommunication services to NDCHealth, including engineering and procurement. In addition, NDCHealth supplies us with the necessary network systems services, including operations and administrative services and computing hardware and software facilities, technical support for transaction processing, cash management and file transfer and communications hardware and software system services. These services, especially telecommunications services, are an essential communications link between us and our customers and an essential component of the services that we provide. If NDCHealth should not continue to perform these services efficiently and effectively, our relationships with our customers may be adversely affected and customers may terminate their use of our services. If we are not able to successfully develop the capacity to provide these services prior to the expiration of our agreement with NDCHealth or if NDCHealth does not provide such services in an efficient and effective manner during the term of that agreement, we are not certain whether we could locate alternative sources of such services, particularly telecommunications services, or that, if available, such services would be available to us on favorable terms.

Increases in credit card association fees may result in the loss of customers or a reduction in our profit margin.

From time to time, VISA and MasterCard increase the fees (interchange fees) that they charge processors such as us. We could attempt to pass these increases along to our merchant customers, but this might result in the loss of those customers to our competitors who do not pass along the increases. If competitive practices prevent our passing along all such increased fees to our merchant customers in the future, we would have to absorb a portion of such increases thereby increasing our operating costs and reducing our profit margin.

Utility and system interruptions or processing errors could adversely affect our operations.

In order to process transactions promptly, our computer equipment and network servers must be functional on a 24-hour basis, which requires access to telecommunications facilities and the availability of electricity. Furthermore, with respect to certain processing services, we are dependent on the systems and services of third party vendors. Telecommunications services and the electricity supply are susceptible to disruption. Computer system interruptions and other processing errors, whether involving our own systems or our third party vendor’s system, may result from such disruption or from human error or other unrelated causes. Any extensive or long-term disruptions in our processing services could cause us to incur substantial additional expense, which could have an adverse effect on our operations and financial condition.

Continued consolidation in the banking and retail industries could adversely affect our growth.

As banks continue to consolidate, our ability to successfully offer our services through indirect channels will depend in part on whether the institutions that survive are willing to outsource their credit and debit processing to third-party vendors and whether those institutions have pre-existing relationships with any of our competitors. Larger banks and larger merchants with greater transaction volumes may demand lower fees which could result in lower operating margins for us.

Loss of strategic industries could reduce revenues and earnings.

Although our merchant-acquiring portfolio is well diversified and neither one economic sector nor any customer concentration represents a significant portion of our business, a decrease in strategic industries could cause us to lose significant revenues and earnings. Unexpected and significant declines in particular industries may impact our business and result in decreases in revenues and profits.

The conviction of our former independent auditors, Arthur Andersen LLP, on federal obstruction of justice charges may adversely affect Arthur Andersen LLP’s ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets.

Arthur Andersen LLP, which audited our financial statements for the year ended May 31, 2001, was indicted in March 2002 on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Arthur Andersen was tried on such charges by a jury and found guilty on June 15, 2002. In light of the jury verdict and the underlying events, Arthur Andersen LLP stopped practicing before the Commission. The SEC has stated that, for the time being, it will continue accepting financial statements audited by Arthur Andersen LLP. Arthur Andersen LLP would not have the ability to satisfy any claims arising from its provision of auditing services to us, including claims that could arise out of Arthur Andersen LLP’s audit of our financial statements included in our periodic reports, prospectuses or registration statements filed with the SEC.

Should we seek to access the public capital markets, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC’s current rules would require us to present audited financial statements for one fiscal year audited by Arthur Andersen LLP and obtain their consent and representations until our audited financial statements for the fiscal year ending May 31, 2004 become available in the first quarter ended August 31, 2004. We would not be able to obtain the necessary consent and representations from Arthur Andersen LLP. As a result, we would not be able to satisfy the SEC requirements for a registration statement or for our periodic reports. Even if the SEC decides to accept financial statements previously audited by Arthur Andersen LLP, but without their current consent and representations, those financial statements would not provide us and any underwriters with the same level of protection under the securities laws, as would otherwise be the case. In either of these situations, our access to the capital markets would be impaired unless Deloitte & Touche LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Anderson LLP. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on our business, profitability and growth prospects.

If we lose key personnel or are unable to attract additional qualified personnel as we grow, our business could be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operation, the rapidly changing transaction processing and money transfer industries, and the selected markets in which we offer our services. It is possible that the loss of the services of one or a combination of our key personnel would have an adverse effect on our operation. Our success also depends on our ability to continue to attract, manage, and retain additional qualified management and technical personnel as we grow. We cannot assure you that we will continue to attract or retain such personnel.

We may become subject to additional U.S. state taxes that cannot be passed through to our merchant customers, in which case our profitability could be adversely affected.

Transaction processing companies like us may be subject to taxation by various U.S. states on certain portions of our fees charged to customers for our services. Application of these taxes is an emerging issue in our industry and the states have not yet adopted uniform regulations on this topic. If we are required to pay such taxes and are not able to pass the tax expense through to our merchant customers, our operating costs will increase, reducing our profit margin.

Anti-takeover provisions of our articles of incorporation and by-laws, our rights agreement and provisions of Georgia law could delay or prevent a change of control that you may favor.

Provisions of our articles of incorporation and by-laws, our rights agreement and provisions of applicable Georgia law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable. The provisions of our articles and by-laws, among other things,

•	divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

•	limit the right of shareholders to remove directors;

•	regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

•	authorize our board of directors to issue preferred shares in one or more series, without shareholder approval.

Also, under Section 355(e) of the Internal Revenue Code, the spin-off from NDCHealth will be treated as a taxable transaction if one or more persons acquire directly or indirectly 50% or more of our or NDCHealth’s stock (measured by vote or value) as part of a plan or series of related transactions that is linked to the spin-off under the rules of Section 355(e). For this purpose, any acquisitions of our stock or NDCHealth stock within two years before or after the spin-off are presumed to be part of such a plan, although NDCHealth or we may be able to rebut that presumption. If such an acquisition of our stock triggers the application of Section 355(e), under the tax sharing agreement, we would be required to indemnify NDCHealth for the resulting tax. This indemnity obligation might discourage, delay or prevent a change of control that shareholders may consider favorable.

We may not be able or we may decide not to pay dividends at a level anticipated by shareholders on our common stock, which could reduce your return on shares you hold.

The payment of dividends is at the discretion of our board of directors and will be subject to our financial results, our working capital requirements, the availability of surplus funds to pay dividends and restrictions under our credit facility. No assurance can be given that we will be able to or will choose to pay any dividends in the foreseeable future.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This allows us to disclose important information to you by referring to other documents that we filed with the SEC (including documents we file with the SEC after the date of this prospectus) that contain that information. We incorporate by reference the documents listed below as of their respective dates, except to the extent information in those documents differs from information contained in this prospectus:

•	Annual Report on Form 10-K for the year ended May 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended August 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended November 30, 2003;

•	Current Report on Form 8-K filed with the SEC on August 12, 2003;

•	Current Report on Form 8-K filed with the SEC on November 12, 2003;

•	Current Report on Form 8-K filed with the SEC on November 26, 2003;

•	Amendment No. 1 on Form 8-K/A, filed with the SEC on January 23, 2004, amending Current Report on Form 8-K filed with the SEC on November 26, 2003; and

•	The description of our common stock as contained in our amended Registration Statement on Form 10 filed with the SEC on December 28, 2000 and any amendments and reports filed for the purpose of updating that description.

We also incorporate by reference, to the extent not expressly listed above, any filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement.

In addition, we incorporate by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. The information contained in the future filings that we make with the SEC will automatically update and supercede the information contained or incorporated by reference in this prospectus. In the event of any conflicting information in these documents, the information in the latest filed document should be considered correct.

You may request a copy of the above documents, at no cost, by written or oral request. We also will provide, upon request and without charge, a copy of our latest Annual Report to Shareholders. Written or telephonic requests should be directed to:

Investor Relations Department

Global Payments Inc.

10 Glenlake Parkway

North Tower

Atlanta, Georgia 30328

Telephone number: (770) 829-8234

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with information that is different, and, if given or made, such information must not be relied upon as having received our authorization. The selling shareholder cannot offer any of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of the respective document

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, and in some of the documents we incorporate by reference in this prospectus contain forward-looking statements concerning our business operations, economic performance and financial condition, including in particular, our business strategy and means to implement our strategy, the amount of future capital expenditures, our success in developing and introducing new products and expanding our business, the successful integration of future acquisitions, and the timing of the introduction of new and modified products or services. You can sometimes identify forward looking-statements by our use of the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar terms and/or expressions. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Although we believe that the plans and expectations reflected in or suggested by our forward-looking statements are reasonable, those statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, cannot be foreseen, and reflect future business decisions that are subject to change. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Our actual revenues, revenue growth rates and margins, other results of operation and shareholder values could differ materially from those anticipated in our forward-looking statements as a result of many known and unknown factors, many of which are beyond our ability to predict or control. These factors include, but are not limited to, those set forth on pages 3-7 of this prospectus, those set forth in our Annual Report on Form 10-K, and those set forth in our press releases, reports and other filings made with the SEC. These cautionary statements qualify all of our forward-looking statements and you are cautioned not to place undue reliance on these forward-looking statements.

Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. While we may elect to update or revise forward-looking statements at some time in the future, we specifically disclaim any obligation to publicly release the results of any revisions to our forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares. All net proceeds from the sale of the shares of common stock offered by this prospectus will be received by the selling shareholders.

SELLING SHAREHOLDER

The selling shareholder is CIBC, a bank governed by the Bank Act (Canada), through its wholly-owned subsidiary, CIBC Investments Limited.

On March 20, 2001, we purchased CIBC’s merchant acquiring business. As a result of this transaction, CIBC acquired beneficial ownership of approximately 26.25% of our outstanding common stock. Pursuant to the terms of the investor rights agreement which was entered into in connection with the transaction, two of its employees were appointed to our Board of Directors. These designees, Richard E. Venn and I. David Marshall, were appointed as directors effective as of March 20, 2001. On August 15, 2002, Mr. Marshall retired from CIBC and therefore resigned from our Board of Directors. CIBC designated another employee, Gillian H. Denham, to replace Mr. Marshall. Both Mr. Venn and Ms. Denham resigned from our board of directors effective as of October 24, 2003.

A summary of certain agreements governing our ongoing relationship with CIBC is discussed below.

Transition Services Agreement. CIBC provided transition services to us under an agreement to provide various support services to the merchant acquiring business for a 24-month period commencing on the acquisition date of March 20, 2001. The purpose of the agreement was to facilitate the integration of CIBC’s merchant acquiring business into our existing operations. These services included customer service, credit and debit card processing and settlement functions. For fiscal 2003, we incurred expenses of approximately $6.2 million related to these services.

Credit Facility. We have a credit facility with CIBC that provides a line of credit of up to $175 million (Canadian dollars) with an additional overdraft facility available to cover larger advances during periods of peak usage of credit and debit cards. This line of credit is secured by a first priority security interest in our accounts receivable from VISA Canada/International, and has been guaranteed by our subsidiaries. The CIBC credit facility, as amended, had a term of 364 days expiring December 9, 2003, and has been subsequently extended until April 30, 2004. We expect to receive future monthly extensions until we compete the syndication for a new facility.

Marketing Alliance Agreement. Under a Marketing Alliance Agreement, CIBC refers all new merchant processing relationships exclusively to us in exchange for a referral fee. CIBC also continues to provide the banking services that we require as part of our merchant processing business and provides us with access to VISA clearing capabilities in Canada. The agreement has an initial term of ten years beginning March 20, 2001. During fiscal 2003, we paid CIBC $453,204 (Canadian dollars) in connection with this agreement.

As of February 24, 2004, CIBC, through its wholly-owned subsidiary, CIBC Investments Limited, was the beneficial owner of 8,322,055 shares, or approximately 22.1 percent, of our common stock. After this offering, assuming all shares of our common stock registered hereunder are sold, neither CIBC nor CIBC Investments Limited will own any of our common stock.

PLAN OF DISTRIBUTION

The Global Payments common shares offered hereby may be sold from time to time directly by the selling shareholder or, alternatively, through agents, broker-dealers or underwriters. These Global Payments common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction) (i) on the New York Stock Exchange or any national securities exchange or U.S. inter-dealer quotation system or a registered national securities association on which the shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, or (iv) “at the market” to or through market makers or into an existing market for the shares. The selling shareholder may also sell Global Payments common shares short and deliver the shares offered hereby to close out such short positions. The method of distribution of such Global Payments common shares will be described in the applicable prospectus supplement.

The selling shareholder may also enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling shareholder or borrowed from the selling shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Some or all of the Global Payments common shares covered by this prospectus may be sold to or through an agent, broker-dealer or underwriter. Any shares sold in that manner will be acquired by the agent, broker-dealer or underwriter for its own account and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Global Payments common shares may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times. Some of the agents, broker-dealers or underwriters and their associates may be customers of, engage in transactions with and perform services for us or the selling shareholder in the ordinary course of business.

The specific number of shares of Global Payments common stock to be sold, purchase price, public offering price, the names of any agent, broker-dealer or underwriter, and any applicable commission or discount and other terms constituting compensation from the selling shareholder and any other required information with respect to a particular offering will be set forth in an accompanying prospectus supplement. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. We will make copies of this prospectus available to the selling shareholder and have informed the selling shareholder of the need for delivery of copies of this prospectus to purchasers at or before the time of any sale of our Global Payment common shares.

EXPERTS

The consolidated financial statements and related financial statement schedule as of May 31, 2003 and 2002 and for the years then ended incorporated in this prospectus by reference from the Annual Report on Form 10-K of Global Payments Inc. for the year ended May 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the Company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142 and the Company’s change in its method of accounting for costs associated with exit or disposal activities to conform with Statement of Financial Accounting Standards No. 146 and (ii) the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which

Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such disclosures), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended May 31, 2001 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated July 17, 2001.

We could not obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to its being named in this prospectus as having audited our financial statements for the year ended May 31, 2001, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act for false or misleading statements or omissions contained in this prospectus, including the financial statements, and any claims against Arthur Andersen LLP related to such false or misleading statements or omissions may be limited.

The combined balance sheets of Certain Operations of Latin America Money Services, LLC as of December 31, 2002 and 2001, and the related combined statements of operations, changes in business equity and comprehensive income (loss), and cash flows for the years then ended incorporated in this prospectus by reference from Amendment No. 1 on Form 8-K/A of Global Payments Inc. filed with the SEC on January 23, 2004 amending the Current Report on Form 8-K filed with the SEC on November 26, 2003 have been audited by KPMG LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for goodwill and other intangible assets in 2002), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Alston & Bird LLP has passed upon certain legal matters regarding the shares offered by this prospectus.

8,327,755 Shares

Prospectus